FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

For the months of February and March 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

Enclosure: 1. Translations of Announcements required to be made to the Capital Markets Board of Turkey

2. Quarterly Interim Report of Turkcell, submitted to Turkish Capital Markets Board

1

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

As our Company's capital loss is compensated by adding the amount stated in the expert report dated 12.06.2001 to our shareholders' equity as of the date of 31.12.2001, we hereby inform you that there is no necessary procedures to follow under TCC Article 324.

A decrease of 0.1% in the fixed assets of the company occurred in the period of 01.01.2001 through 31.12.2001, however such amount was ignored during the valuation of Fixed Asset balances dated 31.12.2000 given that the rate of such decrease in the fixed assets were too low.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Tülin Korkmaz
Investor Relations	Financial Control
11.03.2002, 16:30	11.03.2002, 16:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subject:

It was previously announced by our Company via Special Situation Announcement dated 24.07.2001 and 26.07.2001 that the license and concession agreement ("Licence Agreement") dated 27.04.1998 executed by and between the Ministry of Transportation and our Company was initialed by and between our Company and Telecommunications Board on 23.07.2001 in order to be revised as per the Amending Law No. 4673 Provisional Article No.2 and was sent to Danistay for its opinion. Above mentioned agreement has been revised to reflect Danistay's opinion, executed by the Telecommunications Board and sent to us on 22.03.2002.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.S.

Ruhi Doğusoy	Tülin Korkmaz
Chief Operations Executive	Financial Control
22.3.2002, 17:00	22.3.2002, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

.THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

SPECIAL SUBJECT:

As we were informed by the news revealed by Sonera Corporation ("Sonera") on 26 March 2002, a group company of one of our shareholders Sonera Holding B.V., Sonera announced that it would merge with Telia AB ("Telia"), a Swedish company, under a new legal entity. It is expected that Telia will have 64% and Sonera will have 36% of shareholding in the new legal entity.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Ekrem Tokay
Investor Relations	Chief Financial Officer
27.3.2002, 09:20	27.3.2002, 09:20

2

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 ARALIK 2001 ve 2000 TARİHLERİ İTİBARİYLE AYRINTILI BİLANÇOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 31 Aralık 2001	Önceki Dönem 31 Aralık 2000
AKTİF (VARLIKLAR)			
I.DÖNEN VARLIKLAR		**1.154.013.815**	**614.315.046**
A. Hazır Değerler	30	**369.375.428**	**228.419.646**
1. Kasa		55.663	32.640
2. Bankalar		364.995.387	225.514.013
3. Diğer Hazır Değerler		4.324.378	2.872.993
B. Menkul Kıymetler		**39.971**	**17.388.304**
1. Hisse Senetleri		-	-
2. Özel Kesim Tahvil,Senet ve Bonoları		-	-
3. Kamu Kesimi Tahvil,Senet ve Bonoları	11, 20 ve 21	39.971	17.388.304
4. Diğer Menkul Kıymetler		-	-
5. Menkul Kıymet Değer Düşüklüğü Karşılığı (-)		-	-
C. Kısa Vadeli Ticari Alacaklar	10, 17 ve 30	**291.450.842**	**154.821.849**
1. Alıcılar		397.515.835	241.079.885
2. Alacak Senetleri		58.341.538	11.807.729
3. Verilen Depozito ve Teminatlar		-	-
4. Diğer Kısa Vadeli Ticari Alacaklar		-	-
5. Alacak Reeskontu (-)	11	(5.671.118)	(464.080)
6. Şüpheli Alacaklar Karşılığı (-)	11 ve 25	(158.735.413)	(97.601.685)
D. Diğer Kısa Vadeli Alacaklar		**127.392.782**	**38.264.231**
1. Ortaklardan Alacaklar	10 ve 30	7.324.773	4.704.443
2. İştiraklerden Alacaklar	10 ve 30	88.563.334	13.834.085
3. Bağlı Ortaklıklardan Alacaklar	10 ve 30	2.157.659	9.713.919
4. Kısa Vadeli Diğer Alacaklar	22 ve 30	29.347.016	10.011.784
5. Alacak Reeskontu (-)		-	-
6. Şüpheli Alacaklar Karşılığı (-)		-	-
E. Stoklar	11	**12.047.387**	**13.467.239**
1. İlk Madde ve Malzeme		-	-
2. Yarı Mamuller		-	-
3. Ara Mamüller		-	-
4. Mamüller		-	-
5. Emtia		12.660.849	12.504.443
6. Diğer Stoklar		135.162	962.796
7. Stok Değer Düşüklüğü Karşılığı (-)		(748.624)	-
8. Verilen Sipariş Avansları		-	-
F. Diğer Dönen Varlıklar	22 ve 30	**353.707.405**	**161.953.777**
II. DURAN VARLIKLAR		**2.478.013.875**	**1.485.719.328**
A. Uzun Vadeli Ticari Alacaklar		**15.038.715**	**393.253**
1. Alıcılar		-	-
2. Alacak Senetleri		-	-
3. Verilen Depozito ve Teminatlar	30	520.682	393.253
4. Diğer Uzun Vadeli Ticari Alacaklar	22	14.518.033	-
5. Alacak Reeskontu (-)		-	-
6. Şüpheli Alacaklar Karşılığı (-)		-	-
B. Diğer Uzun Vadeli Alacaklar		**15.671**	-
1. Ortaklardan Alacaklar		-	-
2. İştiraklerden Alacaklar		-	-
3. Bağlı Ortaklıklardan Alacaklar		-	-
4. Uzun Vadeli Diğer Alacaklar		15.671	-
5. Alacak Reeskontu		-	-
6. Şüpheli Alacaklar Karşılığı		-	-
C. Finansal Duran varlıklar	11 ve 20	**109.740.798**	**49.756.365**
1. Bağlı Menkul Kıymetler		-	-
2. Bağlı Menkul Kıy.Değ.Düş.Karşılığı (-)		-	-
3. İştirakler	26	114.978.109	58.955.000
4. İştiraklere Sermaye Taahhütleri (-)	26	-	(1.991.512)
5. İştirakler Değer Düşüklüğü Karşılığı (-)	26	(41.246.366)	(16.627.087)
6. Bağlı Ortaklıklar	26	38.193.159	24.115.299
7. Bağlı Ortaklıklara Sermaye Taahhütleri (-)	26	(96.704)	(6.352.731)
8. Bağlı Ortaklıklar Değer Düşüklüğü Karş. (-)	26	(2.087.400)	(8.342.604)
9. Diğer Finansal Duran Varlıklar		-	-
D. Maddi Duran Varlıklar	8, 11, 15, 16 ve 29	**2.193.362.790**	**1.255.774.251**
1. Arazi ve Arsalar		326.007	326.007
2. Yerüstü ve Yeraltı Düzenleri		-	-
3. Binalar		41.989.061	38.906.563
4. Makine, Tesis ve Cihazlar		2.630.046.871	1.421.782.682
5. Taşıt Araç ve Gereçleri		2.217.064	2.788.250
6. Döşeme ve Demirbaşlar		67.080.963	54.179.713
7. Diğer Maddi Duran Varlıklar		42.398.090	36.417.647
8. Birikmiş Amortismanlar (-)		(746.841.976)	(363.204.618)
9. Yapılmakta Olan Yatırımlar	8	137.252.577	52.591.305
10. Verilen Sipariş Avansları		18.894.133	11.986.702
E. Maddi Olmayan Duran varlıklar	11	**138.388.463**	**134.842.876**
1. Kuruluş ve Teşkilatlanma Giderleri		-	-
2. Haklar		131.605	15.332
3. Araştırma ve Geliştirme Giderleri		-	-
4. Diğer Maddi Olmayan Duran Varlıklar	22	138.256.858	134.827.544
5. Verilen Avanslar		-	-
F. Diğer Duran Varlıklar	22	**21.467.438**	**44.952.583**
AKTİF TOPLAMI		**3.632.027.690**	**2.100.034.374**

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ

31 ARALIK 2001 ve 2000 TARİHLERİ İTİBARİYLE AYRINTILI BİLANÇOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 31 Aralık 2001	Önceki Dönem 31 Aralık 2000
PASİF (KAYNAKLAR)			
I. KISA VADELİ BORÇLAR		**2.109.479.723**	**857.054.075**
A. Finansal Borçlar	30	**615.497.728**	**328.304.643**
1. Banka Kredileri		553.140	396.824
2. Uzun Vadeli Kredilerin Anapara Taksitleri ve Faizleri		614.944.588	327.907.819
3. Tahvil Anapara ve Faizleri		-	-
4. Çıkarılmış Bonolar ve Senetler		-	-
5. Diğer Finansal Borçlar		-	-
B. Ticari Borçlar		**428.812.886**	**166.605.611**
1. Satıcılar	10 ve 30	428.812.886	166.605.611
2. Borç Senetleri		-	-
3. Alınan Depozito ve Teminatlar		-	-
4. Diğer Ticari Borçlar		-	-
5. Borç Reeskontu (-)		-	-
C. Diğer Kısa Vadeli Borçlar		***220.262.705***	***120.517.528***
1. Ortaklara Borçlar	10	46.292	54.197
2. İştiraklere Borçlar		-	-
3. Bağlı Ortaklıklara Borçlar		-	-
4. Ödenecek Giderler		-	-
5. Ödenecek Vergi, Harç ve Diğer Kesintiler		202.675.451	84.260.764
6. Ertelenen ve Taksite Bağlanan Devlet Alacakları	13	17.516.061	36.137.309
7. Kısa Vadeli Diğer Borçlar	30	24.901	65.258
8. Borç Reeskontu (-)		-	-
D. Alınan Sipariş Avansları		**1.308.853**	**518.454**
E. Borç ve Gider Karşılıkları		**843.597.551**	**241.107.839**
1. Vergi Karşılıkları		-	-
2. Diğer Borç ve Gider Karşılıkları	13 ve 22	843.597.551	241.107.839
II. UZUN VADELİ BORÇLAR		**1.773.869.862**	**1.084.016.332**
A. Finansal Borçlar		**1.760.262.551**	**1.078.099.915**
1. Banka Kredileri	30	1.760.262.551	1.078.099.915
2. Çıkarılmış Tahviller		-	-
3. Çıkarılmış Diğer Menkul Kıymetler		-	-
4. Diğer Finansal Borçlar		-	-
B. Ticari Borçlar		**3.965**	-
1. Satıcılar		3.965	-
2. Borç Senetleri		-	-
3. Alınan Depozito ve Teminatlar		-	-
4. Diğer Ticari Borçlar		-	-
5. Borç Senetleri Reeskontu (-)		-	-
C. Diğer Uzun Vadeli Borçlar		**3.921.432**	**3.921.432**
1. Ortaklara Borçlar		-	-
2. İştiraklere Borçlar		-	-
3. Bağlı Ortaklıklara Borçlar		-	-
4. Ertelenen ve Taksite Bağlanan Devlet Alacakları	13 ve 34	3.921.432	3.921.432
5. Uzun Vadeli Diğer Borçlar		-	-
6. Borç Reeskontu (-)		-	-
D. Alınan Sipariş Avansları		-	-
E. Borç ve Gider Karşılıkları		**9.681.914**	**1.994.985**
1. Kıdem Tazminatı Karşılıkları	11	5.387.101	1.994.985
2. Diğer Borç ve Gider Karşılıkları		4.294.813	-
III. ÖZ SERMAYE	2, 3, 4 ve 5	**(251.321.895)**	**158.963.967**
A. Sermaye	2	**500.000.000**	**240.000.000**
B. Sermaye Taahhütleri (-)		-	-
C. Emisyon Primi		269.324	-
D. Yeniden Değerleme Değer Artışı	11 ve 29	-	-
1. Duran Varlıklardaki Değer Artışı		-	-
2. İştiraklerdeki Değer Artışı		-	-
3. Borsada Oluşan Değer Artışı		-	-
E. Yedekler		**1.154**	**91.140.741**
1. Yasal Yedekler		70	70
2. Statü Yedekleri		-	-
3. Özel Yedekler		-	-
4. Olağanüstü Yedekler		1.084	1.084
5. Maliyet Artış Fonu		-	-
6. Serm. Eklenecek İşt. His.ve Gayr. Satış Kazançları		-	23.766.255
7.Geçmiş Yıl Karı		-	67.373.332
F. Net Dönem Karı		-	-
G. Dönem Zararı (-)		**(646.788.933)**	**(172.176.774)**
H. Geçmiş Yıllar Zararları (-)		**(104.803.440)**	-
1. 1993 Yılı Zararı		-	-
2. 1994 Yılı Zararı		-	-
3. 1995 Yılı Zararı		-	-
4. 1996 Yılı Zararı		-	-
5. 1997 Yılı Zararı		-	-
6. 1998 Yılı Zararı		-	-
7. 1999 Yılı Zararı		-	-
8. 2000 Yılı Zararı		104.803.440	-
PASİF TOPLAMI		**3.632.027.690**	**2.100.034.374**

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 ARALIK 2001 VE 2000 TARİHLERİNDE SONA EREN YILLARA AİT
AYRINTILI GELİR TABLOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 31 Aralık 2001	Önceki Dönem 31 Aralık 2000
A- Brüt Satışlar	5 ve 11	**2.237.463.034**	**1.442.275.972**
1- Yurtiçi Satışlar		2.039.445.366	1.377.192.262
2- Yurtdışı Satışlar		157.504.992	39.228.820
3- Diğer Satışlar		40.512.676	25.854.890
B- Satışlardan İndirimler (-)		**(55.248.004)**	**(14.130.306)**
1- Satıştan İadeler (-)		(54.511.005)	(14.009.201)
2- Satış İskontoları (-)		(736.999)	(121.105)
3- Diğer İndirimler (-)		-	-
C- Net Satışlar		**2.182.215.030**	**1.428.145.666**
D- Satışların Maliyeti (-)	1, 2 ,5 ve 8	**(1.384.677.864)**	**(810.548.010)**
BRÜT SATIŞ KARI veya ZARARI		**797.537.166**	**617.597.656**
E- Faaliyet Giderleri (-)		**(572.395.031)**	**(444.760.822)**
1- Araştırma ve Geliştirme Giderleri (-)		-	-
2- Pazarlama, Satış ve Dağıtım Giderleri (-)	2	(334.339.590)	(282.481.232)
3- Genel Yönetim Giderleri (-)	1, 2, 5, 7 ve 8	(238.055.441)	(162.279.590)
ESAS FAALİYET KARI veya ZARARI		**225.142.135**	**172.836.834**
F- Diğer Faaliyetlerden Gelirler ve Karlar		**317.488.183**	**68.866.814**
1- İştiraklerden Temettü Geliri		-	-
2- Bağlı Ortaklıklardan Temettü Geliri		-	-
3- Faiz ve Diğer Temettü Gelirleri	Bilanço Dipnotu 22 ve 6	71.657.301	36.156.451
4- Faaliyetle İlgili Diğer Gelirler ve Karlar	Bilanço Dipnotu 22	245.830.882	32.710.363
G- Diğer Faaliyetlerden Giderler ve Zararlar (-)		**(39.589.154)**	**(29.937.900)**
H- Finansman Giderleri (-)	2, 3, 4 ve 6	**(1.079.818.424)**	**(291.158.982)**
1- Kısa Vadeli Borçlanma Giderleri (-)		(317.925.043)	(52.404.777)
2- Uzun Vadeli Borçlanma Giderleri (-)		(761.893.381)	(238.754.205)
FAALİYET KARI veya ZARARI		**(576.777.260)**	**(79.393.234)**
I- Olağanüstü Gelirler ve Karlar		**125.835.052**	**22.602.945**
1- Konusu Kalmayan Karşılıklar		68.444.695	13.356.531
2- Önceki Dönem Gelir ve Karları		170.021	56.161
3- Diğer Olağanüstü Gelirler ve Karlar	Bilanço Dipnotu 22	57.220.336	9.190.253
J- Olağanüstü Giderler ve Zararlar (-)		**(195.846.725)**	**(111.465.053)**
1- Çalışmayan Kısım Giderleri ve Zararları (-)		-	-
2- Önceki Dönem Gider ve Zararları (-)	13	(37.997.673)	(72.242.779)
3- Diğer Olağanüstü Giderler ve Zararlar (-)	Bilanço Dipnotu 22	(157.849.052)	(39.222.274)
DÖNEM KARI veya ZARARI		**(646.788.933)**	**(168.255.342)**
K- Ödenecek Vergi ve Diğ. Yasal Yük. Karş. (-)			(3.921.432)
NET DÖNEM KARI veya ZARARI		**(646.788.933)**	**(172.176.774)**

(Tutarlar aksi belirtilmedikçe milyon TL olarak ifade edilmiştir.)

1 İşletmenin fiili faaliyet konusu:

Turkcell İletişim Hizmetleri Anonim Şirketi (Şirket), 5 Ekim 1993 tarihinde İstanbul'da kurulmuştur. Şirket'in faaliyet konuları, T.C. Ulaştırma Bakanlığı (Bakanlık) ile imzalanmış bulunan GSM (Global System for Mobile Communications) Pan Avrupa Mobil Telefon Sistemi ihalesinde öngörülen iş ve hizmetler ile PTT kanununa aykırı olmamak üzere, her türlü telefon, telekomünikasyon ve benzeri hizmetlerdir.

Şirket, 1993 yılında Türk Telekomünikasyon A.Ş. (Türk Telekom) ile bir gelir paylaşımı sözleşmesi imzalamış, bu sözleşme çerçevesinde, GSM standartlarında bir mobil telefon sistemini yatırım bedelini de karşılamak suretiyle gerçekleştirmekle sorumlu kılınmıştır. Abonelere yönelik ücretlerin tahakkuk ve tahsilatını ise Türk Telekom üstlenmiştir. 15 yıllık bir süreyi kapsayan bu sözleşmeye göre, Şirket, tesis ücretleri, aylık sabit ücretler ve konuşma ücretlerinden elde edilen gelirler üzerinden %32.9 oranında pay almıştır. Şirket, 27 Nisan 1998 tarihinde Bakanlık ile bir lisans sözleşmesi imzalamış ve bu sözleşme uyarınca 500 milyon Amerikan Doları lisans ücreti karşılığında 25 yıl süreli bir GSM işletme lisansı (Lisans) almaya hak kazanmıştır. Lisans sözleşmesi çerçevesinde, abonelere yönelik ücretlerin tahakkuk ve tahsilatı Şirket tarafından yapılmakta ve tahsilat riski Şirket tarafından üstlenilmektedir. Ayrıca, Şirket, abonelerinden elde ettiği brüt gelirin %15'ini her ay Türkiye Cumhuriyeti Hazine Müsteşarlığı'na (Hazine) Hazine Payı olarak ödemektedir.

Şirket, 4673 sayılı Kanunun Geçici 2. maddesi uyarınca, 23 Temmuz 2001 tarihinde Telekomünikasyon Kurumu (Kurum) ile yeni bir görev ve imtiyaz sözleşmesi imzalamıştır. Ancak, bir kısım maddeleri ile ilgili Danıştay görüşünün olumsuz olması sebebi ile sözkonusu sözleşme yürürlüğe girmemiştir. Danıştay'ın görüşleri doğrultusunda revize edilen yeni sözleşme Şirket tarafından 12 Şubat 2002 tarihinde imzalanmış ve Kurum'a gönderilmiştir. İmzalanan yeni sözleşme Danıştay onayının alınması ile birlikte yürürlüğe girecektir. Sözleşmenin bu şekliyle yürürlüğe girmesi durumunda, bu tarihten itibaren elde edilen brüt gelir üzerinden Kurum masraflarına katılım payı olarak yılda bir kez ödenmek üzere % 0.35 oranında bir pay aktarılması sözkonusu olacaktır.

2 Sermayenin %10 ve daha fazlasına sahip ortaklar:

31 Aralık 2001 ve 2000 tarihleri itibariyle, Şirket ortaklarının pay oranları ve tutarları aşağıdaki gibidir:

	Pay Oranı (%)		Pay Tutarı	
Ortak Adı	**2001**	**2000**	**2001**	**2000**
Turkcell Holding A.Ş. (Turkcell Holding)	51.00	51.00	255,000,000	122,400,000
Sonera Holding B.V. (Sonera)	13.07	13.29	65,370,950	31,907,477
Diğer	22.04	25.25	110,156,725	60,589,560
Halka Açık	13.89	10.46	69,472,325	25,102,963
Toplam	**100.00**	**100.00**	**500,000,000**	**240,000,000**

31 Aralık 2001 tarihi itibariyle, çeşitli kuruluşlarda kullanılan kredilere karşılık rehin olarak tutulan Şirket hisseleri toplam 178,341,735,416 (31 Aralık 2000: 57,582,441,000 adet) adettir.

3 Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlar (hisse senetleri tertipleri ve türleri itibari ile ayrı ayrı):

Hisse senetlerine tanınan imtiyaz bulunmamaktadır.

4 Kayıtlı sermayeli ortaklıklarda kayıtlı sermaye tutarı:

Şirket'in kayıtlı sermaye tavanı 500 Trilyon TL'dır (31 Aralık 2000: 240 Trilyon TL).

5 Dönem içinde yapılan sermaye arttırımları ve kaynakları:

Şirket sermayesi dönem içinde aşağıdaki şekilde artırılarak 500 Trilyon TL'na çıkarılmıştır.

Arttırım Tarihi	Arttırım Tutarı	Nakit	Yedekler
31 Mart 2001	23,766,255	-	23,766,255
16 Mayıs 2001	236,233,745	236,233,745	-

31 Mart 2001 tarihinde arttırılan tutar, Kurumlar Vergisi Kanunu'nun Geçici 28. maddesi kapsamında, Fintur Holdings BV'ye (Fintur) 2000 yılında satılan Azertel Telekomünikasyon Yatırım ve Dış Ticaret A.Ş. (Azertel) ve Gürtel Telekomünikasyon Yatırım ve Dış Ticaret A.Ş. (Gürtel) hisselerinden elde edilen satış kazancından oluşmaktadır.

6 Dönem içinde ihraç edilen hisse senedi dışındaki menkul kıymetler:

Yoktur.

7 Dönem içinde itfa edilen borçlanmayı temsil eden menkul kıymetler:

Yoktur.

8 Cari dönemde duran varlık hareketleri :

		31 Aralık 2001	31 Aralık 2000
a.	Satın alınan, imal veya inşa edilen maddi duran varlık maliyeti	1,254,860,191	773,415,031
b.	Satılan veya hurdaya ayrılan maddi duran varlık maliyeti (-)	(25,202,997)	(3,859,345)
c.	Cari dönemde ortaya çıkan yeniden değerleme artışları	-	-

31 Aralık 2001 tarihinde sona eren dönemde, satın alınan, imal veya inşa edilen maddi duran varlık maliyeti içinde 1,166,625,165 TL (31 Aralık 2000: 180,220,970 TL) tutarında aktifleştirilen finansman gideri bulunmaktadır.

d) Yapılmakta olan yatırımların niteliği, toplam tutarı, başlangıç ve bitiş tarihi ve tamamlanma derecesi :

31 Aralık 2001 tarihi itibariyle:

Yatırım	Niteliği	Başlama Tarihi	Bitiş Tarihi	Toplam Harcama	Tamamlanma Derecesi (%)
Faz 9	GSM Şebeke Yatırımı	Mart 2001	Aralık 2005	136,513,814	25
Diğer Yatırımlar	Bina ve IT Yatırımları	**	Haziran 2002	738,763	*
				137,252,577	

31 Aralık 2000 tarihi itibariyle:

Yatırım	Niteliği	Başlama Tarihi	Bitiş Tarihi	Toplam Harcama	Tamamlanma Derecesi (%)
Faz 8	GSM Şebeke Yatırımı	Ocak 2000	Haziran 2001	36,851,647	75
VAS Projeleri	GSM Şebeke Yatırımı	**	Haziran 2001	15,639,876	*
Diğer Yatırımlar	Bina Yatırımları	**	Haziran 2001	99,782	*
				52,591,305	

* *Aynı anda devam eden birçok projeden oluştuğundan tamamlanma derecesi verilememektedir.*
** Muhtelif tarihlerde yapımı başlatılmış küçük *çaplı projelerdir.*

9 Cari ve gelecek dönemlerde yararlanılacak yatırım indiriminin toplam tutarı:

31 Aralık 2001 ve 2000 tarihleri itibariyle, Şirket'in yararlanabileceği yatırım indiriminin toplam tutarı aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Devreden yatırım indirimi	1,771,586,888	706,563,311
Endeksleme	890,656,623	384,171,617
Cari dönem yatırım indirimi	293,474,582	680,851,960
Düzeltme +/(-)	(5,446,063)	-
Kullanılan yatırım indirimi (-)	-	-
Toplam	**2,950,272,030**	**1,771,586,888**

Önceki dönemlerde yatırım indirimine konu edilmiş birkısım teşvikli yatırım malzemesinin dönem içinde satılması sebebiyle, bu malzemelere ait yatırım indirimi tutarı hakedilen yatırım indirimi tutarından düşülmüş ve yukarıdaki tabloda "Düzeltme" başlığı altında ayrıca gösterilmiştir. Yapılan satışlar Hazine'den alınan izin ile yapılmıştır.